KH 3/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2015
Wash., DC

SEC FILE NUMBER
8 - 69421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Greenville Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 Greenville Avenue, Suite 1220
(No. and Street)

Dallas (City) Texas (State) 75206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Amsberry (214) 360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn, LLP
(Name – *if individual, state last, first, middle name)*

8343 Douglas Avenue, Suite 400 (Address) Dallas (City) Texas (State) 75225 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/14

OATH OR AFFIRMATION

I, Stephanie D. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenville Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

PHYLLIS M. DAVIS
Notary Public, State of Texas
My Commission Expires
12/17/2015

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Report of Independent Registered Public Accounting Firm on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

GREENVILLE SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

GREENVILLE SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2014

Table of Contents

whitleypenn

Dallas Office
8343 Douglas Avenue
Suite 400
Dallas, Texas 75225
214.393.9300 Main
whitleypenn.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Greenville Securities, LLC

We have audited the accompanying statement of financial condition of Greenville Securities, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Whitley Penn LLP

Dallas, Texas
February 25, 2015

GREENVILLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

Assets		
Cash	$	28,351
Restricted cash		1,495
Prepaid expense		7,528
Total assets	$	37,374
Liabilities and Member's Equity		
Accounts payable, related party	$	1,359
Total liabilities		1,359
Commitments and contingencies		
Member's equity (deficit):		
Member's contribution		205,000
Accumulated deficit		(168,985)
Total member's equity		36,015
Total liabilities and member's equity	$	37,374

See accompanying notes to financial statements.

GREENVILLE SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenue	$	-
Expenses:		
Salaries and benefits		70,954
Registration fees		3,514
Professional dues		3,373
Professional fees		49,099
Membership fees		8,290
Rent		2,900
Insurance		1,242
Office expenses		4,465
Total expenses		143,837
Net loss	$	(143,837)

See accompanying notes to financial statements.

GREENVILLE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2014

	Member's Contribution	Accumulated Deficit	Total
Balance, December 31, 2013	$ -	$ (25,148)	$ (25,148)
Net loss	-	(143,837)	(143,837)
Capital contribution	205,000	-	205,000
Balance, December 31, 2014	$ 205,000	$ (168,985)	$ 36,015

See accompanying notes to financial statements.

GREENVILLE SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net loss	$	(143,837)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in assets:		
Prepaid expense		(7,528)
Decrease in liabilities:		
Accounts payable, related party		(32,789)
Net cash used in operating activities		(184,154)
Cash flows from financing activities:		
Proceeds from capital contribution		205,000
Net cash provided by financing activities		205,000
Net increase in cash		20,846
Cash at beginning of year		9,000
Cash at end of year	$	29,846
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for income taxes	$	-

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

The summary of significant accounting policies of Greenville Securities, LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

(a) Organization

The Company is a Texas Limited Liability Company formed on December 11, 2013, engaged in providing financial services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Five States Energy Capital, LLC (the "Parent"), a Texas corporation, has a 100% interest in the Company.

The Company did not earn or receive any revenues during the year ended December 31, 2014. Management anticipates future revenues will be received solely from one customer headquartered in New York. Revenues are anticipated to include (1) a $350,000 annual retainer fee, payable quarterly beginning January 1, 2015, (2) a percentage of capital invested by its customer in each investment referred by the Company, and (3) an equity participation in investment deals made by its customer, if applicable. The Company has no discretion over the investments made by its customer.

The Company's FINRA membership application was granted and became effective on October 14, 2014. This allows the Company to act as an introducing broker-dealer. The Company does not take custody of customer funds.

(b) Basis in Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(d) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2014, the Company had no such investments. The Company maintains its operating cash at a financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(e) Restricted Cash

The Company has restricted cash at December 31, 2014 that relates to amounts in the Flex-Funding account held by FINRA.

(f) Allocated Expenses

The Company receives some of its services from its Parent and Five States Energy Company, LLC ("FSE"), which provides the use of its employees, facilities and utilities. Allocations are based on time, headcount or square footage pursuant to a Management Agreement between the Company and its Parent. Also, some general and administrative expenses are paid directly by the Company. FSE owns approximately 32% of the Parent.

(g) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of prepaid expense and accounts payable approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

(h) Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation.

Even an income tax provision of zero constitutes a tax position as defined by the Financial Accounting Standards Board ("FASB"). Authoritative guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year. A reconciliation is not provided herein, as the beginning and ending amounts of unrecognized benefits are zero, with no interim additions, reductions or settlements. However, the conclusions regarding this matter will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. As of December 31, 2014 tax years related to fiscal years ended December 31, 2011 through 2013 remain open to possible examination by the tax authorities.

(i) New Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical

expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its financial statements and has not yet determined the method by which it will adopt the standard in fiscal year 2017.

(2) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year). Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company had regulatory net capital of $26,992 and a regulatory net capital requirement of $5,000 as of December 31, 2014. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.05 to 1 at December 31, 2014.

(3) Related Party Transactions

(a) Expenses

Expenses recorded pursuant to the Management Agreement's expense sharing arrangement between the Company and its Parent were $69,595 for the year ended December 31, 2014.

(b) Accounts Payable

Accounts payable consists of an amount charged to the Company by FSE for the purchase of a desktop computer.

(4) Fair Value Measurements

Accounting Standards Codification ("ASC") 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

- Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.
- Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.
- Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

(5) Income Taxes

The Company identified no material uncertain income tax positions in accordance with FASB ASC, No. 741-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2014, and does not have a balance of accrued interest and penalties as of December 31, 2014.

(6) Concentrations

For the year ended December 31, 2014, the Company had only one customer, from which no revenues were earned during 2014. Management expects 100% of its revenue in 2015 to be earned from that customer.

(7) Leases

The Company was the sublessee of 145 square feet of office space at One Energy Square in Dallas, Texas as of December 31, 2014. Rent is $240 per month, and rent expense was $2,900 for the year ended December 31, 2014. The Company has a future commitment of $580 related to the year ending December 31, 2015. The sublease expires on March 1, 2015, with the option of an annual one-year renewal.

(8) Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through February xx, 2015, the date the financial statements were available for issuance.

SUPPLEMENTAL SCHEDULE

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of

December 31, 2014

Schedule I

GREENVILLE SECURITIES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 and
Statement Pursuant to Rule 17a-5(d)(4)

		Year Ended December 31, 2014
Computation of net capital pursuant to Rule 15c3-1		
Computation of net capital		
Member's equity	$	36,015
Less nonallowable assets:		
Restricted cash		(1,495)
Prepaid expense		(7,528)
Net capital		26,992
Computation of basic net capital requirement		
Minimum net capital required, 6-2/3% of aggregate indebtedness pursuant to Rule 15c3-1		91
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Net capital requirement		5,000
Excess net capital	$	21,992
Computation of aggregate indebtedness		
Accounts payable, related party		1,359
Total	$	1,359
Ratio of aggregate indebtedness to net capital		.05 to 1

Statement pursuant to SEC Rule 17a-5(d)(4)

No material differences exist between the net capital computation above and the computation included in the corresponding unaudited amended FOCUS Report, Form X-17A-5, Part II for December 31, 2014 as filed on February 3, 2015.

Independent Registered Public Accounting Firm

Review of Exemption Report

Year Ended December 31, 2014

whitleypenn

Dallas Office
8343 Douglas Avenue
Suite 400
Dallas, Texas 75225
214.393.9300 Main
whitleypenn.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Greenville Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Greenville Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whitley Penn LLP

Dallas, Texas
February 25, 2015

Greenville Securities, LLC Exemption Report

Greenville Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period October 14, 2014, to December 31, 2014 without exception.

GREENVILLE SECURITIES, LLC

I, Arthur N. Budge, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

CEO and CCO

February 25, 2015